Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Amendment No. 1 to Registration Statement No. 333-195414 (Form S-4, dated May 2, 2014) and related Prospectus of Pinnacle Entertainment, Inc. for the registration of $850,000,000 in aggregate principal amount of 6.375% Senior Notes due 2021 and to the incorporation by reference therein of our reports dated March 3, 2014, with respect to the consolidated financial statements and schedule of Pinnacle Entertainment, Inc., and the effectiveness of internal control over financial reporting of Pinnacle Entertainment, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Las Vegas, Nevada

May 2, 2014